CHUBB®
1133 Avenue of the Americas, New York, NY 10036
Telephone 212-801-4100
Facsimile 212-801-4101

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company hereinafter called the Company, is binding coverage described as follows:

1.	Named of Assured:	The RBB Fund, Inc.
	Address:	615 East Michigan Street Milwaukee, Wisconsin 53202
2.	Producer:	Crystal IBC LLC
	Attn:	Eric Bruhn
	Address:	32 Old Slip - 17th Fl. New York, NY 10005-3504
3.	Bond Number:	82307781
4.	Bond Type/Form No.:	Financial Institution Investment Company Asset Protection Bond (Ed. 5-98) Form 17-02-1421
5.	Term of Binder:	From: 12:01 a.m. on 10/01/2021 To: 12:01 a.m. on Policy Issuance
6.	Bond Period:	From: 12:01 a.m. on 10/01/2021 To: 12:01 a.m. on 10/01/2022
7.	Limits of Liability:	$3,025,000

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$3,025,000	$0
2. On Premises	$3,025,000	$10,000
3. In Transit	$3,025,000	$10,000
4. Forgery or Alteration	$3,025,000	$10,000
5. Extended Forgery	$3,025,000	$10,000
6. Counterfeit Money	$3,025,000	$10,000
7. Threat to Person	N/A	N/A
8. Computer System	$3,025,000	$10,000
9. Voice Initiated Funds Transfer Instruction	$3,025,000	$10,000
10. Uncollectible Items of Deposit	$100,000	$5,000
11. Audit Expense	$100,000	$5,000

8. Endorsements:
    10-02-1295   Important Notice to Policyholder
    14-02-12160   Important Notice to Insured (ICAP bond)
    14-02-9228   Compliance w/ Trade Sanction Laws
    14-02-14098   Automatic Increase in Limits Endorsement
    17-02-2437   Amending Change/Modification
    17-02-2365   Stop Payment Order or Refusal to Pay Check
    14-02-21330   Fraudulent Transfer Instructions- Insuring Clause 9
    14-02-21353   Amend Definition of Forgery Endorsement
    17-02-1582   Revise Item 2 Endorsement

12. Stop Payment Order or Refusal to Pay Check	$	100,000	$	5,000
13. Claims Expense	$	100,000	$	5,000

    17-02-6282   Claims Expense Endorsement ($100,000 / $5,000)

9. Premium: $ 7,125   (1 Year Prepaid Premium)

10. Commission Payable: 17%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

Nothing is required at this time

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 09/07/2021 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above.

The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb. If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: _*Greg Joseph*_____ Date: ___10/04/2021_____
　　　　Authorized Representative　　　　　　　　　　　　　　　　　　　　　　　　mm/dd/ccyy

Approval of Fidelity Bond

Explanatory Comment: *Rule 17g-1 of the 1940 Act requires each registered management investment company to maintain a bond to protect against larceny and embezzlement by officers and employees of the investment company, who may access securities or funds of the investment company ("access persons").*

WHEREAS, the Nominating and Governance Committees of the Company and the Trust have each reviewed the form, amount and premium to be paid to renew the Fund Complex's Fidelity Bond, in accordance with the requirements of Rule 17g-1 under the 1940 Act, and determined that the premium to be paid for the Fidelity Bond is fair and appropriate, and has recommended to the full Board the approval of each Fidelity Bond;

NOW, THEREFORE, BE IT RESOLVED, that the renewal of the Fund Complex's Fidelity Bond in the amount of $3,025,000 be, and it hereby is approved by the full Board, including a majority of the Independent Directors/Trustees, after consideration of all factors deemed relevant by the Board, including, but not limited to, the number of parties named as insureds, the nature of the business activities of such parties, the amount of the premium of the Fidelity Bond, the extent to which the ratable allocation of the premium allocated to each of the Company and the Trust is less than the premium each would have to pay if it provided and maintained a single insured bond, the value of the assets of the Fund Complex, the type and the terms of the arrangements for the custody and safekeeping of the Fund Complex's assets and the nature of the securities in the Fund Complex's portfolios; and it is further

RESOLVED, that the proper officers of the Fund Complex are hereby authorized to pay the total premium payable with respect to the Fidelity Bond in accordance with the recommendation of the Fund Complex's Treasurer and the Joint Insured Bond Agreement between the Company and the Trust; and it is further

FURTHER RESOLVED, that the Fund Complex's President or Treasurer be and hereby is, authorized and directed to cause such bond to be filed with the SEC pursuant to Rule 17g-1(g) under the 1940 Act.

RBB Fund, Inc.

Rule 17g-1(g)(1)

A Premium of $7,125 has been paid by the RBB Fund, Inc. for $3,025,000 of Fidelity Bond coverage. The Fidelity Bond Policy covers the period October 1, 2021 to October 1, 2022.